Microsoft Word 11.0.6502;Sub-Item 77D: Policies with Respect to Security
 Investments.
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          On September 6, 2005, the shareholders of the Goldman Sachs Emerging
Markets Debt Fund (the "Fund") approved a proposal to change the Fund's sub-classification under the Investment Company Act of 1940, as amended, from a diversified company to a non-diversified company and eliminate a related investment limitation. As a result, the Fund is permitted to invest more of its assets in fewer issuers than a diversified mutual fund and may present greater investment risk than a diversified mutual fund. The Fund may also be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.